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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



Total Film Group, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

89150V102
(CUSIP Number)


Madeleine Ali
Total Film Group
9107 Wilshire Boulevard
Beverly Hills, CA 90210
(310) 275-8404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2000
(Date of Event which Requires Filing of this Statement)


                                  SCHEDULE 13D

CUSIP NO. 89150V102


1.   Name of Reporting Person: Gerald Green

2.   Check the appropriate box if a member of a group: (a) [ ] (b) [ ]

3.   SEC USE ONLY

4.   Source of funds: OO no funds required

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): [ ]

6.   Citizenship or place of organization: United States

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Number of shares beneficially owned by each reporting person with:

     7.   Sole voting power: 1,407,500

     8.   Shared voting power: 812,500

     9.   Sole dispositive power: 1,407,500

     10.  Shared dispositive power: 812,500

11.  Aggregate amount beneficially owned by each reporting person: 2,220,000

12.  Check box if the aggregate amount in row (11) excludes certain shares: [ ]

13.  Percent of class represented by amount in row (11): 16.65%

14.  Type of reporting person: IN

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to options to purchase the common stock, par value $.001 per share (the "Common Stock"), of Total Film Group, Inc., a Delaware corporation (the "Company"). The principal executive offices are located at 9107 Wilshire Boulevard, Suite 475, Beverly Hills, CA 90210.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Gerald Green

     (b)  9107 Wilshire Boulevard, Suite 475 Beverly Hills, CA 90210

     (c) Executive Producer, Chairman & CEO of Total Film Group, Inc. 9107 Wilshire Boulevard, Suite 475
          Beverly Hills, CA  90210

     (d)  None

     (e)  None

     (f)  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were used for the 500,000 stock options to which this Schedule 13D applies. The options were granted by the Company as a bonus to Mr. Green.

ITEM 4. PURPOSE OF TRANSACTION

     The securities were acquired through the Company's grant of stock options to the Company's Chairman and Chief Executive Officer as compensation. The reporting person has no present plan or proposal which would relate to or would result in any of the events listed below:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
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     (c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As the date hereof, the reporting person beneficially owns an aggregate of 2,220,000 shares of Common Stock, which represents approximately 16.65% of the outstanding shares of Common Stock.

     (b) Of the total shares beneficially owned by the reporting person, 407,500 are held directly in his name and he has sole power to vote and sole power to dispose of the shares. Of the remaining shares, 437,500 are held directly in the name of Mr. Green's wife, Patricia M. Green, and he shares the power to vote and dispose of these shares. Also of the remaining shares, 375,000 are held in trust for the children of Mr. and Mrs. Green. Mr. and Mrs. Green share control of the voting and disposition of the shares held in trust. Mr. Green also holds options to purchase 1,000,000 shares which are exercisable within sixty days. Set forth below is information concerning Mrs. Green as required pursuant to Item 2:

               (i)   Patricia M. Green

               (ii)  9107 Wilshire Boulevard, Suite 475
                     Beverly Hills, CA 90210

               (iii) Film producer
                     9107 Wilshire Boulevard, Suite 475
                     Beverly Hills, CA 90210

               (iv)  None

               (v)   None

               (vi)  United States

     (c)  None

     (d)  None

     (e)  Not Applicable

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 17, 2000                   /s/ Gerald Green